                        THIS REPORT HAS BEEN FILED WITH
                     THE SECURITIES AND EXCHANGE COMMISSION
                                   VIA EDGAR
 ------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
 ------------------------------------------------------------------------------
                                     FORM 4

                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

/x/ CHECK THIS BOX IF NO LONGER SUBJECT TO SECTION 16. FORM 4 OR FORM 5
    OBLIGATIONS MAY CONTINUE. SEE INSTRUCTION 1(b).


    FILED PURSUANT TO SECTION 16(a) OF THE SECURITIES EXCHANGE ACT OF 1934,
       SECTION 17(a) OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 OR
              SECTION 20(f) OF THE INVESTMENT COMPANY ACT OF 1940

                       Commission File Number   000-20841
                                                ---------

                U G L Y  D U C K L I N G  C O R P O R A T I O N
             (Exact name of registrant as specified in its charter)

                              Delaware 86-0721358
                (State or other jurisdiction of (I.R.S. employer
               incorporation or organization) identification no.)

                            2525 E. Camelback Road,
                                   Suite 1150
                             Phoenix, Arizona 85016

              (Address of principal executive offices) (Zip Code)
       Registrant's telephone number, including area code: (602) 852-6600

1. NAME AND ADDRESS OF REPORTING PERSON*

                                                                 SEC 1474 (7-96)

   Vonsh,       Walter

2525 E. Camelback Rd., Suite 1150

Phoenix,       Arizona   85016

2. ISSUER NAME AND TICKER OR TRADING SYMBOL: Ugly Duckling Corporation/UGLY


3. IRS OR SOCIAL SECURITY
   NUMBER OF REPORTING
   PERSON (VOLUNTARY):

4. STATEMENT FOR
   MONTH/YEAR
       5/98

5. IF AMENDMENT,
   DATE OF ORIGINAL
   (MONTH/YEAR)

6. RELATIONSHIP OF REPORTING PERSON(S) TO ISSUER
              (CHECK ALL APPLICABLE)

        DIRECTOR
      X OFFICER Sr. V.P. (Former) + 10% OWNER OTHER

7. INDIVIDUAL OR JOINT/GROUP FILING (CHECK APPLICABLE LINE)
   X  FORM FILED BY ONE REPORTING PERSON

           TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
------------   ---------   -----------   ---------------------------   ---------------   ---------   ------------
                                                                                         6. OWNER-
                                                                                            SHIP
               2. TRANS-                                               5. AMOUNT OF         FORM:    7. NATURE OF
                 ACTION                                                  SECURITIES        DIRECT       INDIRECT
                  DATE     3. TRANS-                                    BENEFICIALLY       (D) OR      BENEFICIAL
                (MONTH/      ACTION      4. SECURITIES ACQUIRED (A)       OWNED AT        INDIRECT       OWNER-
1. TITLE OF       DAY/        CODE            OR DISPOSED OF (D)        END OF MONTH        (I)           SHIP
  SECURITY       YEAR)      (INSTR. 8)        (INSTR. 3, 4 AND 5)      (INSTR. 3 AND 4)   (INSTR. 4)   (INSTR. 4)
------------   ---------   -----------   ---------------------------   ---------------   ---------   ------------
                           CODE    V     AMOUNT    (A) OR (D)  PRICE
------------   ---------   -----------  -------  ---------  --------   ---------------   ---------   ------------
Common Stock   5/13/98       S           58,000&      D         $9.75       14,000#           D&
------------   ---------   -----------  -------  ---------  --------   ---------------   ---------   ------------

* If the form is filed by more than one reporting person, see Instruction
  4(b)(v). Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.


                                                                 SEC 1474 (7-96)

 Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

                 2. Conversion or   3. Transaction                    5. Number of Derivative
 1. Title of         Exercise            Date                           Securities Acquired     6. Date Exercisable
 Derivative          Price of          (Month/       4. Transaction       (A) or Disposed          and Expiration
  Security          Derivative           Day/             Code                of (D)                   Date
 (Instr. 3)          Security           Year)          (Instr. 8)       (Instr. 3, 4, and 5)      (Month/Day/Year)
--------------   ----------------   --------------   ------- ------   ----------- -----------   -------- ----------
                                                                                                 Date      Expira-
                                                                                                 Exer-      tion
                                                       Code    V          (A)        (D)        cisable     Date
---------------- ----------------   --------------   ------- ------   ----------- -----------   -------- ----------
 Options -           Various%          Various%
 unchanged%
---------------- ----------------   --------------   ------- ------   ----------- -----------   -------- ----------

------------------------  -------------   ---------------   ---------------   --------------
                                                             10. Ownership
                                           9. Number of         Form of
                                             derivative        Derivative
                                             Securities         Security      11. Nature of
                           8. Price of      Beneficially       Direct (D)        Indirect
 7. Title and Amount of     Derivative      Owned at End      or Indirect       Beneficial
  Underlying Securities      Security        of Month             (I)            Ownership
    (Instr. 3 and 4)        (Instr. 5)       (Instr. 4)        (Instr. 4)       (Instr. 4)
-------------- ---------  -------------   ---------------   ---------------   --------------
    Title      Amount or
               Number of
                Shares
-------------- ---------  -------------   ---------------   ---------------   --------------
Common Stock    50,000%        %              50,000%             D

Explanation of Responses:

& On 5/13/98 sold 58,000 shares of UGLY Common Stock at a sales price of $9.75 per share.

%25,000 options vest over a five (5) year period with 20% vesting on 6/1/97
 (granted on 6/1/96) and each 6/1 thereafter at an exercise price of $6.75 per share. An additional 25,000 options vest over a five (5) year period with 20% vesting on 12/2/97 (granted on 12/2/96) and each 12/2 thereafter at $17.688 per share. All options were issued under the UGLY Long Term Incentive Plan ("Plan"). Generally, the options expire six (6) years from the grant date for the option.

#End of month ownership of 14,000 shares is based on 4/30/98 ownership's ending balance of 72,000 shares of UGLY Common Stock less 58,000 sold 5/13/98
 (72,000 - 58,000 = 14,000).

@Power-of-Attorney forms included with and a part of the filing hereto.

+Effective as of March 1998, resigned as Senior Vice Pres.-Credit of UGLY.

Walter Vonsh

/s/Judith A. Boyle
--------------------------------
**Signature of Reporting Person


By: Judith A. Boyle      6/4/98
Attorney-in-Fact@        ------
                          Date


**Intentional misstatements or omiss Date ions of facts constitute Federal
  Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                                                                    Page 3 of 4
                                                                  SEC 1474(7-96)

                               POWER OF ATTORNEY



     I hereby appoint Steven P. Johnson, Judith A. Boyle and Steven D. Pidgeon, and each of them, attorney-in-fact for me, each with full power of substitution, to prepare, execute and deliver on my behalf reports required to be filed by me pursuant to Section 16 of the Securities Exchange Act of 1934, as amended ("Section 16"). Among other things, each attorney-in-fact is authorized to file original reports (either electronically or otherwise), signed by me or on my behalf, on Forms 3, 4 and 5 with the Securities and Exchange Commission, and to provide any necessary copies of such signed forms to The NASDAQ Stock Market and Ugly Duckling Corporation as required by the rules under Section 16 as in effect from time to time.

     This power of attorney is effective from the date hereof until June 30, 1998, unless earlier revoked or terminated.



                                                        /S/ WALTER T. VONSH
                                                        _______________________
                                                            Walter T. Vonsh

Dated: May 5, 1997